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                                                               Exhibit 11(a)(10)

                               M E M O R A N D U M


TO:      All Holders of Options to Purchase Shares of
         Common Stock of Morrison Restaurants Inc.

FROM:

DATE:    May __, 1998

RE:      Effect of Tender Offer by Piccadilly Cafeterias, Inc. on Stock Options

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     Under the terms of the Agreement and Plan of Merger between Morrison
Restaurants Inc. and Piccadilly Cafeterias, Inc., you are entitled to receive in cash, in cancellation and settlement of all of your options, a cash payment for each option, whether or not vested, equal to the product of the number of shares subject to the option multiplied by the excess, if any, of $5.00 over the per share exercise price of the option. No payment will be made with respect to options with an exercise price of $5.00 or more.

     In order to receive any cash payment to which you may be entitled, we ask that you sign and date the attached copy of this memorandum and return it by fax or mail to __________ __________ by May 26,1998.

     If you have any questions regarding your options, please call __________ __________ at ________________ .


                         TO BE EXECUTED BY EACH OPTIONEE


     I understand and agree that all of my options to purchase shares of common stock of Morrison will be cancelled upon the closing of the Piccadilly tender offer. Please send me a check for the value, if any, of all of my options to purchase common stock of Morrison, calculated as described in this memorandum.



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